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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934 (Amendment No. 3)

HARRAH'S OPERATING COMPANY, INC.
(Name of Subject Company (Issuer))

HARRAH'S OPERATING COMPANY, INC.
(Name of Filing Person (Issuer))

FLOATING RATE CONTINGENT CONVERTIBLE SENIOR NOTES DUE 2024
(Title of Class of Securities)

127687 AA9
127687 AB7
(CUSIP Number of Class of Securities)

Copy to:

Stephen H. Brammell, Esq. Senior Vice President and General Counsel Harrah's Entertainment, Inc. One Harrah's Court Las Vegas, NV 89119 (702) 407-6000	Charles K. Ruck, Esq. J. Scott Hodgkins, Esq. Latham & Watkins LLP 650 Town Center Drive Suite 2000 Costa Mesa, California 92626 (714) 540-1235

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$376,181,442	$44,277

*
For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a change of control repurchase offer for the Floating Rate Contingent Convertible Senior Notes due 2024 pursuant to the applicable indenture. The amount of the filing fee is calculated in accordance with section 13(e)(3) of the Securities Exchange Act of 1934, as amended.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$44,277	Filing Party:	Harrah's Operating Company, Inc.
Date Filed:	July 14, 2005	Form or Registration No.:	005-80865

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
Third-party tender offer subject to Rule 14d-1.

☒
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

        This Amendment No. 3 relates to the Tender Offer Statement on Schedule TO originally filed by Harrah's Operating Company, Inc. (the "Company") with the Securities and Exchange Commission (the "SEC") on July 14, 2005, as amended and supplemented by Amendment No. 1 thereto filed with the SEC on July 25, 2005 and Amendment No. 2 thereto filed with the SEC on August 2, 2005 (as so amended and supplemented, the "Schedule TO") in connection with the change of control repurchase offer which is required by the Indenture dated as of April 7, 2004 (as so supplemented, the "Indenture") between Caesars Entertainment, Inc., as issuer ("Caesars"), and U.S. Bank National Association, as trustee (the "Trustee"), governing the Floating Rate Contingent Convertible Senior Notes due 2004 originally issued by Caesars (the "Notes"). The Indenture has been amended and restated pursuant to an Amended and Restated Indenture dated as of July 28, 2005 among the Company, as issuer, Harrah's Entertainment, Inc., the Company's parent, as guarantor ("HET"), and the Trustee.

        The Company filed the Schedule TO in connection with the right of each holder of the Notes to sell, and the obligation of the Company to purchase, the Notes pursuant to the terms and subject to the conditions of the change of control notice and offer to purchase dated July 13, 2005 filed herewith as Exhibit (a)(1)(A), as amended and supplemented by the first supplement thereto dated July 22, 2005 filed herewith as Exhibit (a)(1)(C), the Indenture and the Notes (the "Offer"). A change of control (as defined in the Indenture) of Caesars occurred on June 13, 2005 when Caesars merged with and into the Company (the "Merger"). In connection with the Merger, the Company assumed all of the obligations under the Notes and the Indenture, including the obligation to make the Offer.

        This Amendment No. 3 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

        The Offer will expire at 5:00 p.m., Eastern time, on Friday, August 12, 2005 unless extended or earlier terminated. The Schedule TO as amended and supplemented by this Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) and (c)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 12. Exhibits.

        Item 12 is hereby amended and supplemented by adding the two Current Reports on Form 8-K filed by HET with the SEC on August 4, 2005 (including the press release filed as Exhibit 99.1 thereto) as Exhibit (a)(5)(F) filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2005
HARRAH'S OPERATING COMPANY, INC.

	By:	/s/ STEPHEN H. BRAMMELL
		Name:	Stephen H. Brammell
		Title:	Senior Vice President, General Counsel and Secretary

3

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)*	Change of Control Notice and Offer to Purchase, dated July 13, 2005
(a)(1)(B)*	Form of Substitute Form W-9
(a)(1)(C)*	First Supplement to Change of Control Notice and Offer to Purchase, dated July 22, 2005
(a)(5)(A)*	Press Release issued by Harrah's Entertainment, Inc. on July 13, 2005
(a)(5)(B)	Current Report on Form 8-K filed by Harrah's Entertainment, Inc. on July 26, 2005 (including the exhibit thereto) is incorporated herein by reference
(a)(5)(C)	Current Report on Form 8-K filed by Harrah's Entertainment, Inc. on July 26, 2005 (including the exhibit thereto) is incorporated herein by reference
(a)(5)(D)	Current Report on Form 8-K filed by Harrah's Entertainment, Inc. on August 2, 2005 (including all exhibits thereto) is incorporated herein by reference
(a)(5)(E)*	Press Release issued by Harrah's Entertainment, Inc. on July 25, 2005
(a)(5)(F)**	Current Report on Form 8-K filed by Harrah's Entertainment, Inc. on August 4, 2005 (including the exhibit thereto) is incorporated herein by reference
(b)
Second Amended and Restated Credit Agreement, dated as of January 31, 2005, among Harrah's Entertainment, Inc., as guarantor, Harrah's Operating Company, Inc., as borrower, the lenders, syndication agent and co-documentation agents named therein, Bank of America, N.A., as administrative agent, and Banc of America Securities LLC and Wells Fargo Bank, National Association, as joint lead arrangers and joint book managers, is hereby incorporated by reference from Exhibit 10.1 to Harrah's Entertainment, Inc.'s Current Report on Form 8-K filed on February 4, 2005
(d)(1)
Indenture dated as of April 7, 2004 between Caesars Entertainment, Inc. and U.S. Bank National Association, as trustee, is hereby incorporated by reference from Exhibit 4.2 to Caesars Entertainment, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004
(d)(2)
First Supplemental Indenture dated as of November 4, 2004 between Caesars Entertainment, Inc. and U.S. Bank National Association, as trustee, is hereby incorporated by reference from Exhibit 4.6 to Caesars Entertainment, Inc.'s Amendment No. 1 to Registration Statement on Form S-3 filed on November 4, 2004
(d)(3)
Second Supplemental Indenture dated as of June 13, 2005 among Harrah's Entertainment, Inc., Harrah's Operating Company, Inc. and U.S. Bank National Association, as trustee, is hereby incorporated by reference from Exhibit 4.6 to Harrah's Entertainment, Inc.'s Amendment No. 1 to Registration Statement on Form S-3 filed on July 1, 2005
(d)(4)
Registration Rights Agreement dated as of April 7, 2004 between Caesars Entertainment, Inc. and Deutsche Bank Securities Inc., is hereby incorporated by reference from Exhibit 4.3 to Caesars Entertainment, Inc.'s Registration Statement on Form S-3 filed on May 19, 2004
(d)(5)
Amended and Restated Indenture dated as of July 28, 2005 among Harrah's Operating Company, Inc., Harrah's Entertainment, Inc., and U.S. Bank National Association, as trustee is hereby incorporated by reference from Exhibit 4.8 to Harrah's Entertainment, Inc.'s Current Report on Form 8-K filed on August 2, 2005
(g)	None
(h)	None

*
Previously filed.

**
Filed herewith.

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INTRODUCTORY STATEMENT
  Item 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS